Kraft Foods

Irma Villarreal

Chief Counsel & Assistant Corporate Secretary

September 17, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mellissa Duru, Attorney Advisor

Division of Corporation Finance

Re:	Comment Letter Dated August 21, 2007

Kraft Foods Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 13, 2007

File No. 001-16483

Dear Ms. Duru:

I am writing to confirm our telephone conversation on Friday, September 14, 2007, in which you agreed to extend our deadline for responding to the Commission’s comments on our Definitive Proxy Statement from September 21, 2007 to October 19, 2007.

Should you have any questions, please do not hesitate to contact me directly.

Sincerely,

Kraft Foods Inc.

Irma Villarreal
Chief Counsel and
Assistant Corporate Secretary

IV/dlp

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.4957 • Fax 847.646.2753